UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 4)

Cooper-Standard Holdings Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

21676P103

(CUSIP Number of Class of Securities)

Timothy W. Hefferon

Vice President, General Counsel and Secretary

Cooper-Standard Holdings Inc.

39550 Orchard Hill Place Drive

Novi, Michigan 48375

(248) 596-5900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Persons)

With a copy to:

Eric M. Swedenburg, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$200,000,000.00	$27,280.00

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to 4,651,162 shares of common stock, par value $0.001 per share, at the tender offer price of $43.00 per share, for an aggregate purchase price of approximately $200,000,000.
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $27,280.00	Filing Party: Cooper-Standard Holdings Inc.
Form or Registration No.: Schedule TO-I	Date Filed: April 5, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e–4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on April 5, 2013, as amended and supplemented by Amendment No. 1 filed with the Securities and Exchange Commission on April 10, 2013, as further amended and supplemented by Amendment No. 2 filed with the Securities and Exchange Commission on April 26, 2013, as further amended and supplemented by Amendment No. 3 filed with the Securities and Exchange Commission on May 1, 2013 (as amended, the “Schedule TO”), by Cooper-Standard Holdings Inc., a Delaware corporation (“Cooper Standard” or the “Company”), in connection with the Company’s offer to purchase for cash up to 4,651,162 shares of its common stock, par value $0.001 per share (the “Common Stock”) (collectively the “Shares”) (or a lower amount if not enough Shares are properly tendered and not properly withdrawn, subject to a minimum of 2,906,976 Shares being properly tendered and not properly withdrawn) at a price of $43.00 per Share, net to the seller in cash, less any applicable withholding taxes and without interest (the “Offer”). The Offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 5, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) which, as amended or supplemented from time to time, together constitute the Offer.

The Schedule TO is amended by the information contained in this Amendment No. 4. Only those items amended are reported herein. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule TO. All information in the Offer to Purchase and the related Letter of Transmittal is hereby expressly incorporated by reference.

ITEM 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented as follows:

On May 3, 2013, the Company issued a press release announcing the preliminary results of the Offer, which expired at 12:00 midnight, New York City time, at the end of the day on May 2, 2013. Based upon the preliminary count by the depositary for the Offer, a total of 6,008,921 Shares were properly tendered and not properly withdrawn in the Offer, including 122,175 Shares that were tendered through notices of guaranteed delivery. Based on these preliminary results, the Offer is oversubscribed and the Company expects to accept for payment, on a pro rata basis, 4,651,162 Shares at a Purchase Price of $43.00 per share, for an aggregate cost of approximately $200 million. The Company has been informed by the depositary for the Offer that the preliminary proration factor for the Offer is approximately 77.4%. This preliminary proration factor is subject to change based on a number of factors including, among others, the actual number of tendered Shares which satisfy the guaranteed delivery procedures.

The number of Shares to be purchased by the Company represents approximately 26.1% of the Company’s outstanding Shares as of April 30, 2013.

The number of Shares to be purchased and the proration factor under the Offer are preliminary. Final results will be determined following the expiration of the guaranteed delivery period subject to confirmation by the depositary of the proper delivery of the Shares validly tendered and not validly withdrawn. The actual number of Shares to be purchased and the proration factor will be announced following the completion of the confirmation process. Payment for the Shares accepted for purchase will commence promptly thereafter. Any Shares validly tendered and not purchased due to proration or conditional tenders will be returned at the Company’s expense promptly to the tendering stockholder.

A copy of the press release issued by the Company is attached hereto as Exhibit (a)(5)(D) and is incorporated by reference in the Offer to Purchase and the Schedule TO.

ITEM 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Exhibit Number	Description

(a)(5)(D)	Press Release issued by Cooper-Standard Holdings Inc. on May 3, 2013.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COOPER-STANDARD HOLDINGS INC.

By:	/s/ Timothy W. Hefferon
Name:	Timothy W. Hefferon
Title:	Vice President, General Counsel and Secretary

Date: May 3, 2013

2